SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31019; File No.813-336]

UBS AG, *et al*.; Notice of Application

April 17, 2014

Agency: Securities and Exchange Commission ("Commission")

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") exempting the applicants from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption would be limited as set forth in the application.

Summary of Application: Applicants request an order to exempt certain investment vehicles ("Funds") formed for the benefit of key employees of UBS AG ("UBS") and its affiliates from certain provisions of the Act. Each Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: UBS, UBS IB Co-Investment 2001 Limited Partnership ("CLP1") and UBS IB Co-Investment 2001 (No. 1) Feeder L.P. ("Feeder L.P.").

Filing Dates: The application was filed on July 6, 2001, and amended on January 9, 2004, May 8, 2008, November 20, 2012 and January 22, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on May 12, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 677 Washington Boulevard, Stamford, CT 06901.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at (202) 551-6870, or David P. Bartels, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling 202-551-8090.

Applicants' Representations:

1.   UBS is a bank established under the laws of Switzerland that offers a range of financial services including private banking, asset management and investment banking services.

2.   UBS has organized CLP1, a Cayman Island limited partnership, and Feeder L.P., a Delaware limited partnership, as the Initial Funds. UBS intends to organize additional Funds from time to time for the benefit of highly compensated current and former employees, officers and directors of UBS and its affiliates (as defined

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in rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act"))

(collectively, the "UBS Group") who have been approved to purchase interests by UBS

("Eligible Employees"). Each Fund will be an "employees' securities company" within

the meaning of section 2(a)(13) of the Act and will operate as a closed-end, management

investment company, which may be diversified or nondiversified. Applicants state that

the Funds are designed primarily to create capital appreciation opportunities that are

competitive with those at other financial services firms and to facilitate the recruitment

and retention of high caliber professionals. Applicants assert that participation by

Eligible Employees in the Funds may allow them to diversify their investments or to

participate in investments that might not otherwise be available to them or that might be

beyond their individual means. The investment objectives and policies for each Fund

may vary from Fund to Fund, and participation in a Fund will be voluntary.

       3.   Applicants state that each Fund will be organized as a limited partnership,

a limited liability company, a corporation, or another appropriate entity, in each case

organized under the laws of a state of the United States or of a jurisdiction outside the

United States. Applicants state that, because a large portion of Eligible Employees reside

outside of the United States, applicants expect that most, if not all, of the Funds will be

organized under the laws of jurisdictions outside of the United States for various tax,

regulatory, and other reasons.[1]

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[1]   Applicants state that, for tax, regulatory or other reasons, a Fund organized for employees residing in a particular country may have different terms than other Funds organized for employees residing in other countries, and Funds that are organized at different times are likely to have different terms. However, no organizational document for, or any other contractual arrangement regarding, a Fund will contain any provision that protects or purports to protect UBS AG, the General Partner or their delegates against any liability with respect to the Fund or its security holders to which such person would otherwise be subject by reason of willful malfeasance, bad faith, or gross negligence in the

4.   Each Fund will be managed, operated and controlled by a general partner that is controlled, directly or indirectly, by UBS (a "General Partner").[2] Applicants state that the General Partner will be responsible for the overall management of each Fund and will have the authority to make all decisions regarding the acquisition, management and disposition of Fund investments. The executive officers and directors of the General Partner or of any entity controlling the General Partner will be employees of UBS Group, a majority of whom will be eligible to invest in the Fund. Applicants state that the General Partner may delegate all management responsibilities, including responsibility for investment decisions in respect of the Fund, to UBS or another entity that is part of the UBS Group as investment manager (the "Investment Manager"). The General Partner or Investment Manager will register as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"), if required under applicable law.[3] Whenever UBS, the General Partner or any other person acting for or on behalf of a Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person's discretion, such person will act in the best interest of the Fund and its security holders and will exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its security holders.

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performance of such person's duties, or by reason of such person's reckless disregard of such person's obligations and duties under such contract or organizational documents. Moreover, all Funds will be subject to, and comply with, the terms and conditions of the application.

[2]   If a form of organization other than a limited partnership is used, the functions of the General Partner will be performed by a corresponding entity or governing body.

[3]   Applicants acknowledge that no relief in respect of such determination is requested.

5.   The Investment Manager may, from time to time, be presented with investment opportunities by one or more investment advisers ("Investment Advisers") that are engaged by the Investment Manager that may be affiliated or not affiliated with UBS (any such non-affiliated Investment Adviser being referred to as an "Outside Investment Adviser"). If the Investment Manager elects to enter into any side-by-side investment with a party that is not a member of the UBS Group, the Investment Manager will be permitted to engage as an Investment Adviser the Outside Investment Adviser responsible for the management of such side-by-side investment. In each of the foregoing cases, however, all decisions with respect to the purchase, holding or disposition of investments by each Fund will be made by either the General Partner or the Investment Manager alone, and not by any Investment Adviser.

6.   Interests in the Funds ("Interests") will be offered without registration in reliance on section 4(a)(2) of the Securities Act of 1933 (the "Securities Act"), or Regulation D under the Securities Act, and will be sold only to Qualified Participants, as defined below, and members of the UBS Group.[4] The term "Qualified Participant" means: (a) Eligible Employees, (b) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of Eligible Employees ("Qualified Family Members") and (c) trusts or other investment vehicles established solely for the benefit of Eligible Employees or Qualified Family Members ("Qualified Investment Vehicles").

7.   An Eligible Employee must be either (a) an "accredited investor" as defined in rule 501(a)(6) or 501(a)(5) of Regulation D under the Securities Act (an "Accredited Investor") or (b) one of not more than 35 employees of the UBS Group who

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[4]   Any member of the UBS Group that acquires Interests will be an "accredited investor," as defined in rule 501(a) of Regulation D under the 1933 Act.

meets the salary and other requirements as described below ("Other Investors"). Each

Other Investor will, at the time of investment in a Fund, (x) be a "knowledgeable

employee," as defined in rule 3c-5 under the Act, of such Fund (with the Fund treated as

though it were a "Covered Company" for purposes of such rule) or (y) have (i) a graduate

degree in business, law or accounting, (ii) a minimum of five years of consulting,

investment banking, legal or similar business experience and (iii) a reportable income

from all sources in the two calendar years immediately preceding their participation of at

least $100,000 and a reasonable expectation of income from all sources of at least

$140,000 per year in each year in which the person invests in a Fund. An Other Investor

qualifying under (y) above will not be permitted to invest in any year more than 10% of

such person's income from all sources for the immediately preceding year in the

aggregate in a Fund and in all other Funds in which that Other Investor has previously

invested. A Qualified Family Member who purchases an Interest must be an Accredited

Investor.

8.   An Eligible Employee or a Qualified Family Member may purchase an

Interest through a Qualified Investment Vehicle only if either (a) such investment vehicle

is an "accredited investor," as defined in rule 501(a) of Regulation D under the Securities

Act or (b) such Eligible Employee or Qualified Family Member is a settlor and principal

investment decision-maker with respect to such investment vehicle. Prior to offering

Interests to an Eligible Employee or Qualified Family Member, UBS must reasonably

believe that such individual has such knowledge, sophistication and experience in

business and financial matters to be capable of evaluating the merits and risks of participating in the Fund, is able to bear the economic risk of such investment and is able to afford a complete loss of such investment.

9.   Applicants represent that the material terms of investment in a Fund, including without limitation, the terms and conditions of any and all transfers of Interests in any Fund, will be fully disclosed to each Qualified Participant and member of the UBS Group when Interests are offered to that person. The specific investment objectives and strategies for a particular Fund will be set forth in a private placement memorandum relating to the Interests offered by a Fund. In connection with an investment in a Fund, each Qualified Participant and member of the UBS Group will receive the private placement memorandum, form of application and the limited partnership agreement (or other constitutive document) of the Fund. Each Fund will send its investors ("Investors") annual reports, which will contain audited financial statements, as soon as practicable after the end of each fiscal year.[5]   In addition, as soon as practicable after the end of each tax year of a Fund, a report will be transmitted to each Investor setting forth such tax information as shall be necessary for the preparation by the Investor of his or her federal tax returns.

10.   Interests in a Fund will not be transferable by an Investor except with the prior written consent of UBS or a Fund's General Partner and then only to Qualified Participants or to members of the UBS Group. Applicants expect that interests in the Funds will generally not be redeemable at the option of an Investor (except on liquidation of a Fund) but state that it is possible that one or more Funds may offer Interests with certain redemption rights. With respect to certain Funds, UBS may have the right, but

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[5]   For the purposes of the application, "audit" has the meaning provided in rule 1-02(d) of Regulation S-X.

not the obligation, to repurchase or cancel the Interest of an Eligible Employee who ceases to be an employee, officer or director of any member of the UBS Group for any reason. Upon repurchase or cancellation, such Investor's Interest will be purchased by the General Partner for cash in an amount at least equal to the lesser of (a) the amount of such Investor's capital contributions less prior distributions from the Fund (plus interest, as determined by UBS) or (b) the value of the Interest, as determined by UBS in good faith as of the date of termination. For other Funds, UBS AG may be permitted to exercise this right only under particular circumstances, such as if an employee resigns to join a competitor of the UBS Group, or not at all.

11.   UBS may establish one or more deferred compensation plans in connection with the Funds. Applicants state that Eligible Employees may be able to defer compensation and receive a return on such deferred compensation determined by reference to the performance of a Fund. The deferred compensation plans and/or an Eligible Employee's interest in such plans: (a) will be subject to the applicable terms and conditions of the application;[6] (b) will only be offered to Eligible Employees who are current employees, officers or directors of the UBS Group; (c) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee's death or as otherwise required by law; and (d) will provide information to participants equivalent to that provided to investors and prospective

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[6]   For purposes of this application, a Fund will be deemed to be formed with respect to each deferred compensation plan and each reference to "Fund," "capital contribution," "General Partners," "Investor," "loans" or "leverage" and "Interest" in this application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, the UBS Group, a participant of the deferred compensation plan, notional loans or leverage and participation rights in the deferred compensation plan, respectively.

investors in the corresponding Fund, including, without limitation, disclosure documents and audited financial information.

12.   The General Partner or Investment Manager of a Fund may charge the Fund an annual management fee, a flat administrative charge or an expense reimbursement, but will not charge a carried interest. Any expense reimbursement may cover out-of-pocket expenses of the General Partner or Investment Manager, including allocable portions of the salaries of UBS Group employees who work on the Funds' affairs. Directors or officers of the General Partner or Investment Manager, or of any entity controlling the General Partner or Investment Manager, may also be compensated for their services to the General Partner or Investment Manager, including reimbursement for out-of-pocket expenses. A Fund will not pay both a fee to the General Partner of the Fund and a fee to the Investment Manager of the Fund for providing the same services or bearing the same expenses.   An Investment Adviser to the Investment Manager may charge the Fund an advisory fee; however, such advisory fee will not be duplicative of any fees paid to the General Partner. No fee of any kind will be charged in connection with the sale of Interests.

13.   If a Fund becomes a limited partner or otherwise holds an interest in an investment fund organized or managed by the UBS Group in which affiliated third parties also are limited partners or otherwise hold interests (a "Client Fund"), the Fund may be obligated to pay a pro rata share of any fees (including carried interest) charged to the unaffiliated limited partners or interest holders of such Client Fund. A Fund may also invest in funds managed or advised by an Outside Investment Adviser, which may be entitled to fees (including carried interest) from the Fund. In all such cases, the Fund will

enter into commercially reasonable arm's length arrangements with respect to the payment of the fees, and the potential for payment of any such management fees or carried interest will be fully described in the applicable offering documents.

14.   Subject to the terms of the applicable limited partnership agreement (or other constitutive documents), a Fund will be permitted to enter into transactions involving (a) a UBS Group entity, (b) a Client Fund or other portfolio company, (c) any Investor or any person or entity affiliated with an Investor, or (d) any partner or other investor in any entity in which a Fund invests. These transactions may include a Fund's purchase or sale of an investment or an interest from or to any UBS Group entity or Client Fund, acting as principal. Prior to entering into these transactions, the General Partner (or the Investment Manager, to whom the General Partner may delegate this responsibility) must determine that the terms are fair to Investors.

15.   A Fund will not invest more than 15% of its assets in securities issued by registered investment companies except for temporary investments in money market funds. A Fund will not acquire any security issued by a registered investment company if, immediately after the acquisition, the Fund will own more than 3% of the outstanding voting stock of the registered investment company. Applicants state that a Fund may also invest in Client Funds that are not registered under the Act by virtue of section 3(c)(1) or section 3(c)(7) of the Act.[7]

16.   Members of the UBS Group and/or unaffiliated third parties may make loans to Funds and/or to Investors in connection with their purchase of Interests, provided

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[7]   Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern a Fund's eligibility to invest in a Client Fund relying on section 3(c)(1) or 3(c)(7) of the Act or a Client Fund's status under the Act.

that a Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the Fund (other than short-term paper). Members of the UBS Group may also make preferred capital contributions to the Funds. In connection with any leverage of the Fund or preferred capital contributions, Eligible Employees will not have any personal liability in excess of the amounts payable under their respective subscription agreements for the repayment of the loan or preferred capital contribution, including in the event that, upon liquidation of the Fund, the assets of the Fund are insufficient to permit the Fund to repay such loan preferred capital contribution in full. Any leverage or preferred capital contributions will bear interest at a rate no less favorable to a Fund or its Investors than that could be obtained on an arm's length basis. The terms of any leverage or preferred capital contribution provided by any member of the UBS Group (or third party lender) will be described in the applicable private placement memorandum and partnership agreement (or other constitutive documents) as appropriate.

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons who will own and control the company's voting securities, evidences of indebtedness and other securities, the prices at which securities issued by the company will be sold and any applicable sales load, the disposition of the proceeds of the securities

issued by the company, the character of securities in which those proceeds will be invested, and any relationship between the company and the issuers of the securities. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers, together with any of the persons in (a) or (b).

2.　　　　Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities.　Section 6(e) provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act.　Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Funds from all provisions of the Act, except section 9 and sections 36 through 53 of the Act, and the rules and regulations thereunder. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exception is limited as set forth in the application.

3.　　　　Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of that person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) to permit: (a) a member of the UBS Group or a Client Fund, acting as principal, to engage in any transaction directly or indirectly with any Fund or entity controlled by such Fund; (b) a Fund to invest in or

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engage in any transaction with any entity, acting as principal (i) in which such Fund, any

company controlled by such Fund, or any entity within the UBS Group or a Client Fund

has invested or will invest or (ii) with which such Fund, any company controlled by such

Fund or any entity within the UBS Group or a Client Fund is or will otherwise become

affiliated; and (c) a partner or other investor in any entity in which a Fund invests, acting

as principal, to engage in transactions directly or indirectly with the related Fund or any

company controlled by such Fund.

4.   Applicants state that an exemption from section 17(a) is consistent with

the protection of investors and the purposes of the Funds. Applicants state that the

Investors in each Fund will be informed of the possible extent of the Fund's dealings with

the UBS Group and of the potential conflicts of interest that may exist. Applicants also

assert that the community of interest among the Investors and UBS Group will serve to

reduce any risk of abuse in transactions involving a Fund and the UBS Group.

Applicants represent that the requested relief will not extend to any transaction between a

Fund and an Outside Investment Adviser or an affiliated person of the Outside

Investment Adviser, or between a Fund and who is not a member of the UBS Group or an

employee, officer or director of a member of the UBS Group and is an affiliated person

of the Fund as defined in section 2(a)(3)(E) of the Act ("Advisory Person") or any

affiliated person of such person.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any

affiliated person of a registered investment company, or any affiliated person of an

affiliated person, acting as principal, from participating in any joint enterprise, or other

joint arrangement, unless approved by the Commission. Applicants request relief to permit affiliated persons of each Fund, or affiliated persons of such persons, to participate in any joint arrangement in which the Fund or an entity controlled by the Fund is a participant. Applicants acknowledge that the requested relief will not extend to any transaction in which an Outside Investment Adviser or an Advisory Person, or an affiliated person of either, has an interest.

6.	Applicants assert that compliance with section 17(d) could cause a Fund to forego investment simply because an affiliate of the Fund has made, or is contemplating making, the same investment. Applicants also submit that the types of investment opportunities considered by a Fund often require each investor to make funds available in an amount that may be substantially greater than what a Fund may make available on its own. Applicants state that the possibility that permitting co-investments by an affiliated person or an affiliated person of an affiliated person might lead to less advantageous treatment of the Fund is minimal in light of (a) the UBS Group's intention in establishing a Fund so as to reward Eligible Employees and to attract and retain highly qualified personnel, (b) the UBS Group's capital contributions to the Funds, and (c) the fact that a majority of the directors of the General Partner or Investment Manager or of the entity controlling the General Partner or Investment Manager may themselves invest in the Fund.

7.	Applicants believe that the interests of the Eligible Employees participating in a Fund will be adequately protected in situations where condition 3 in the application does not apply. Applicants state that a Fund may co-invest with an investment fund or separate account, organized for the benefit of investors who are not affiliated with the UBS Group, over which a member of the UBS Group exercises

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investment discretion (a "Third-Party Fund"). Applicants assert that, in structuring a

Third-Party Fund, it is common for unaffiliated investors of such fund to require that the

UBS Group invest its own capital in fund investments, either through the fund or on a

side-by-side basis, and that such UBS Group investment be subject to substantially the

same terms as those applicable to the fund's investment.   Applicants state that it is

important to the UBS Group that the interests of the Third-Party Fund take priority over

the interests of the Funds, and that the activities of the Third-Party Fund not be burdened

or otherwise affected by the activities of the Funds. In addition, applicants contend that

the relationship of a Fund to a Third-Party Fund, in the context of this application, is

fundamentally different from such Fund's relationship to the UBS Group. Applicants

assert that the focus of, and the rationale for, the protections contained in condition 3 are

to protect the Funds from any overreaching by the UBS Group in the employer/employee

context, whereas the same concerns are not present with respect to the Funds vis-à-vis the

investors of a Third-Party Fund.

       8.   Section 17(e) of the Act and rule 17e-1 under the Act limit the

compensation an affiliated person may receive when acting as agent or broker for a

registered investment company. Applicants request an exemption from section 17(e) to

permit a UBS Group member (including the General Partner) acting as agent or broker, to

receive placement fees, financial advisory fees or other compensation in connection with

the purchase or sale by a Fund of securities, subject to the requirement that placement

fees, financial advisory fees or other compensation is deemed "usual and customary."

Applicants state that for the purposes of the application, fees and other compensation that

is being charged or received by the UBS Group entity will be deemed "usual and customary" only if (a) the Fund is purchasing or selling securities with other unaffiliated

third parties, (b) the fees or compensation being charged to the Fund are also being

charged to the unaffiliated third parties, and (c) the amount of securities being purchased

or sold by the Fund does not exceed 50% of the total amount of securities being

purchased or sold by the Fund and unaffiliated third parties.

9.   Applicants assert that compliance with section 17(e) would prevent a Fund

from participating in a transaction in which a member of the UBS Group does not, for

other business reasons, wish a Fund to be treated in a more favorable manner (in terms of

lower fees) than unaffiliated third parties also participating in the transaction. Applicants

assert that the concerns of overreaching and abuse that section 17(e) and rule 17e-1 were

designed to prevent are alleviated by the conditions that ensure that fees or other

compensation paid to members of the UBS Group are the same as those negotiated at

arm's length with unaffiliated third parties, and the unaffiliated third parties have as great

or greater interest as the Fund in the transaction as a whole.

10.   Rule 17e-1(b) requires that a majority of directors who are not "interested

persons" (as defined by section 2(a)(19) of the Act) take actions and make approvals

regarding commissions, fees, or other remuneration. Applicants request an exemption

from rule 17e-1 to the extent necessary to permit each Fund to comply with the rule

without having a majority of the directors of the General Partner who are not interested

persons take actions and make determinations as set forth in paragraph (b) of the rule.

Applicants state that because all of the directors of a General Partner will be affiliated

persons, without the relief requested, a Fund could not comply with rule 17e-1.

Applicants state that each Fund will comply with rule 17e-1(b) by having a majority of the directors of the General Partner take actions and make approvals as set forth in rule

17e-1. Applicants state that each Fund will otherwise comply with the requirements of

rule 17e-1.

11.   Section 17(f) designates the entities that may act as investment company

custodians, and rule 17f-1 imposes certain requirements when the custodian is a member

of a national securities exchange. Applicants request an exemption from section 17(f)

and rule 17f-1(a) to the extent necessary to permit a member of the UBS Group to act as

custodian for a Fund without a written contract. Applicants also request an exemption

from the rule 17f-1(b)(4) requirement that an independent accountant periodically verify

the assets held by the custodian . Applicants further request an exemption from rule 17f-

1(c)'s requirement of transmitting to the Commission a copy of any contract executed

pursuant to rule 17f-1. Applicants believe that, because of the community of interest of

all of the parties involved and the requirement to provide annual audited financial reports,

compliance with these requirements would be unnecessary. Applicants state that they

will comply with rule 17f-1(d), provided that ratification by the General Partner of any

Fund will be deemed to be ratification by a majority of a board of directors.   Applicants

state that they will comply with all other requirements of rule 17f-1.

12.   Section 17(g) and rule 17g-1 generally require the bonding of officers and

employees of a registered investment company who have access to its securities or funds.

Rule 17g-1 requires that a majority of directors who are not interested persons take

certain actions and give certain approvals relating to fidelity bonding. Applicants request

relief to the extent necessary to permit the General Partner's officers and directors, who

may be deemed to be interested persons, to take the actions and make the determinations set forth in the rule. Applicants also request an exemption from the requirements of paragraph (g) of rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors, and paragraph (h) of rule 17g-1 relating to the appointment of a person to make the filings and provide the notices required by paragraph (g). Applicants state that, because all the directors of the General Partner will be affiliated persons, a Fund could not comply with rule 17g-1 without the requested relief. Each Fund will comply with rule 17g-1 by having a majority of the General Partner's directors take actions and make determinations as set forth in rule 17g-1. Applicants also state that the Funds will comply with all other requirements of rule 17g-1.

13. Section 17(j) and paragraph (b) of rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the antifraud provisions of paragraph (b), asserting that these provisions are unnecessarily burdensome because of the community of interest among the Investors. The relief requested will only extend to members of the UBS Group and is not requested with respect to any Outside Investment Adviser or Advisory Person.

14. Applicants request an exemption from the requirements in sections 30(a), 30(b) and 30(e), and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic

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reports and financial statements. Applicants contend that the forms prescribed by the

Commission for periodic reports have little relevance to the Funds and would entail

administrative and legal costs that outweigh any benefit to the Investors. Applicants

request exemptive relief to the extent necessary to permit each Fund to report annually to

its Investors. Applicants also request an exemption from section 30(h) to the extent

necessary to exempt the General Partner of each Fund and any other person who may be

deemed to be a member of an advisory board of a Fund from filing Forms 3, 4, and 5

under section 16(a) of the Exchange Act with respect to their ownership of Interests in a

Fund. Applicants assert that, because there will be no trading market and the transfers of

Interests will be severely restricted, these filings are unnecessary for the protection of

investors and burdensome to those required to make them.

15.   Rule 38a-1 requires investment companies to adopt, implement and

periodically review written policies and procedures reasonably designed to prevent

violation of the federal securities laws, appoint a chief compliance officer and maintain

certain records. Applicants state that the Funds will comply with rule 38a-1(a), (c) and

(d), except that (a) the board of directors of the General Partner of each Fund will fulfill

the responsibilities assigned to the Fund's board of directors under the rule, (b) because

all members of the board of directors of the General Partner would be considered

interested persons of the Funds, approval by a majority of the disinterested directors

required by rule 38a-1 would not be obtained, and (c) because the board of directors of

the General Partner do not have any disinterested members, the Funds will comply with

the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the

independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted. Applicants assert that, in view of the community of interest between the Funds and the General Partners and Investment Managers, there is no significant benefits to be gained from imposing the costs of compliance with the other aspects of the rule on the Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed transaction to which a Fund is a party otherwise prohibited by section 17(a) or section 17(d) of the Act and rule 17d-1 thereunder (the "Section 17 Transactions") will be effected only if the General Partner determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Investors and do not involve overreaching of the Fund or its Investors on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Investors, the Fund's organizational documents, and the Fund's reports to its Investors. In addition, the General Partner will record and preserve a description of the Section 17 Transactions, the General Partner's findings, the information or materials upon which the General Partner's findings are based, and the basis therefore. All such records will be maintained for the life of the Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.   In connection with the Section 17 Transactions, the General Partner of each Fund will adopt, and periodically review and update, procedures designed to ensure

that reasonable inquiry is made, before the consummation of any such transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Funds, or any affiliated person of such a person, promoter, or principal underwriter.

3.　　The General Partner of each Fund will not invest the funds of the Funds in any investment in which an "Affiliated Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the Fund and an Affiliated Co-Investor are participants, unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (a) gives the General Partner sufficient, but not less than one day's notice, of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the Fund's investment prior to or concurrently with, on the same terms as, and pro rata with the Affiliated Co-Investor. The term "Affiliated Co-Investor" with respect to a Fund means (a) an "affiliated person," as such term is defined in section 2(a)(3) of the Act, of the Fund (other than a Third-Party Fund or a person that is an affiliated person of the Fund solely because of section 2(a)(3)(B) of the Act); (b) the UBS Group; (c) an officer or director of a member of the UBS Group; or (d) an entity (other than a Third-Party Fund) in which a member of the UBS Group acts as a general partner or has a similar capacity to control the sale or other disposition of an entity's securities**.** The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "Parent") of which the

Affiliated Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Affiliated Co-Investor or a trust established for any Affiliated Co-Investor or any such family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered as a national securities exchange under section 6 of the Exchange Act; (ii) national market system securities pursuant to section 11A(a)(2) of the Exchange Act and rule 11Aa2-1 thereunder; (iii) government securities as defined in section 2(a)(16) of the Act; or (iv) when the investment is comprised of securities that are listed on, or traded on, any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system.

    4. Each Fund and its General Partner will maintain and preserve, for the life of each such Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Investors, and each annual report of the Fund required to be sent to the Investors, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

    5. The General Partner of each Fund will send to each Investor who had an Interest in the Fund, at any time during the fiscal year then ended, Fund financial statements that have been audited by independent accountants. At the end of each fiscal year, the General Partner will make a valuation or have a valuation made of all of the

assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 90 days after the end of each fiscal year of each of the Funds or as soon as practicable thereafter, the General Partner of each Fund shall send a report to each person who was a Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Investor of his or her federal and state income tax returns and a report of the investment activities of the Fund during that year.

6.   If purchases or sales are made by a Fund from or to an entity affiliated with the Fund solely by reason of a partner or employee of the UBS Group (a) serving as officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in such entity, such individual will not participate in the Fund's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary